FIRST CITY LIQUIDATING TRUST
                           CLASS C BENEFICIAL INTEREST

                          Filing Type: Schedule TO-T/A
                          Description: Tender Offer

                          Filing Date: October 9, 2001
                          Period End: N/A


                       Primary Exchange: Over the Counter
                                  Ticker: FCFCZ

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE TO - T/A

           TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

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                          First City Liquidating Trust
                            (Name of Subject Company)

                         Corona Investments Corporation
                                Russell S. Molina
                       (Name of Filing Persons (Offeror))

                           Class C Beneficial Interest
                         (Title of Class of Securities)

                                   33762E 20 7
                      (CUSIP Number of Class of Securities)

                                Russell S. Molina
                         Corona Investments Corporation
                             4900 Woodway Suite 650
                                Houston, TX 77056
                                  877-966-3268
            (Name, Address and Telephone Numbers of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                        Copy to: Steven W. Schuster, Esq.
                             McLaughlin & Stern, LLP
                               260 Madison Avenue
                               New York, NY 10023
                                 (212) 448-1100

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                            CALCULATION OF FILING FEE

Transaction Valuation*                                      Amount of Filing Fee
--------------------------------------------------------------------------------
$764,193.00                                                      $100.34**

* For the purpose of calculating the fee only. Calculated by multiplying $1.50 per certificate tender offer price, by 509,963 the maximum number of Class C Certificates issued and outstanding not yet owned by the Group.

** Calculated as 1/50 of 1% of the transaction value.

[X] Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $52.50    Filing Party: Corona Investments Corporation
Form or Registration No.: SC TO-T/  Date Filed: September 7, 2001

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[_] Check the box if the filing  relates  solely to  preliminary  communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.
[_] issuer tender offer subject to Rule 13e-4.
[_] going-private transaction subject to Rule 13e-3.
[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]


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     This Tender Offer Statement on Schedule TO-T/A (this "Schedule  TO-T/A") is an amendment to the Schedule TO-T filed September 7, 2001 by Corona Investments Corporation and its controlling person, Russell S. Molina (the "Purchaser") to purchase all of the issued and outstanding Class C Beneficial Interest Certificates ("Shares") of First City Liquidating Trust (the "Trust") not yet owned by the Group (as defined herein) at a purchase price of $1.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the revised and updated Offer to Purchase dated October 9, 2001 (the "Offer to Purchase") and in the related revised and updated Letter of Transmittal dated October 9, 2001 (the "Letter of Transmittal"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2)(which, together with any amendments or supplements thereto, collectively constitute the "Offer"). This tender is being completed by the Purchaser as part of the group comprising of Gordonville Corporation Inc. and New Coronado Investments Corporation (the
"Group")  which  currently  owns  215,766  Shares   representing  29.8%  of  all
outstanding Shares. The Shares are not entitled to any dividends. The Shares are last in line to the liquidated assets of the Trust and retain no voting rights. The Trust has no voting securities issued or outstanding. No change in Management's control or the Trust's assets will occur as a result of this Offer.

     All information in the Offer documents are incorporated herein by this reference in response to all of the items set forth in this Schedule TO-T/A.

     The following Items of the Schedule TO-T/A contain information that has not been sent to the holders of the certificates evidencing the Shares.

ITEM 2.  SUBJECT COMPANY INFORMATION

     (e) and (f) Not applicable

ITEM 3.  IDENTITY AND BACKGROUND OF THE FILING PERSON.

     (a)   Corona Investments Corporation
           4900 Woodway Suite 650, Houston, TX 77056
           877-966-3268

Russell S. Molina is Attorney-in-fact of Corona Investments Corporation and is the controlling person of the Company.

     (b) Corona Investments Corporation is a Netherlands Antilles limited liability company, organized October 12, 1998 for investment purposes.

     Russell S. Molina is a 1989 graduate of Sam Houston State University holding a B.A. degree in Marketing. Mr. Molina has been associated with Woodco Fund Management (WFM) since 1990 and was promoted to President February 1999. Prior to joining WFM, Mr. Molina worked as a venture accountant with a commercial real estate company in Houston, Texas and as a Controller in the manufacturing arena. Mr. Molina has over 5 years of experience with the financial markets especially in the income arena. Mr. Molina serves on the Board of Directors of Directrix, Inc. and T.H. Lehman & Co., Incorporated.

     (c)(3) and (4) During the last five years, neither the Purchaser, nor to the best of its knowledge, any of its executive officers, directors or its controlling person (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 5. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) On August 23,  1999,  Russell S.  Molina as  Attorney-in-fact,  filed a
Schedule 13D in the name of Gordonville Corporation, Inc. representing 142,662 Shares or 19.6% of the 725,729 outstanding Shares.


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     On June 28,  2001,  Russell S. Molina as  Attorney-in-fact,  filed a Tender
Offer of the Subject Company's Shares in the name of New Coronado Investments Corp.

     On September 27, 2001, Russell S. Molina as Attorney-in-fact, filed an amendment to Schedule 13D in the name of New Coronado Investments representing 63,896 Shares or 8.8% of all outstanding Shares.

     (d) The Purchaser has no conflicts of interest or potential conflicts of interest with respect to the Trust, any of its affiliates or any of the Trust's Portfolio Committee Members.

     (e) Agreements involving the subjects company's securities.

     None.

ITEM 6. PURPOSES OF THIS TRANSACTION AND PLANS OR PROPOSALS.

     (a) investment

     (c) (1) through (7) Not applicable.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The Purchaser will use working capital for the purposes of this Tender Offer. The amount necessary if all issued and outstanding Shares are tendered (excluding 215,766 Shares previously owned by the Group) is estimated at $764,193.

     (b) None

     (c) Incorporated by reference is Exhibit (a)(4) of the Schedule TO filed on September 7, 2001 listing all associated fees and expenses of this Tender Offer.

     (d) Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a) The Trust has no issued and outstanding voting securities. Mr. Molina controls 215,766 Shares representing 29.8% of the outstanding Shares.

Corona Investments Corp.             9,208             1.3%
4900 Woodway Suite 650
Houston TX 77056

New Coronado Investments Corp.       63,896            8.8%
4900 Woodway Suite 650
Houston, TX 77056

Gordonville Corp. Inc.              142,662            19.7%
4900 Woodway Suite 650
Houston, TX 77056

     (b) See Item 5(a).

ITEM 9. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     (a) Not applicable.


ITEM 12. MATERIAL TO BE FILED AS EXHIBITS.

      (a)(1)      Amended Offer to Purchase dated October 9, 2001.**
      (a)(2)      Amended Form of Letter of Transmittal.**
      (a)(3)(i) Summary Public Notice press release issued by Business Wire Monday, September 4, 2001**
      (a)(3)(ii) Summary Revised Public Notice press release issued by Business Wire Monday, October 10, 2001**

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      (a)(4)      Schedule 1 - Fees and Expenses*
      (a)(5) Power of Attorney in favor of Russell S. Molina Attorney-in fact.**

      (b)         Not Applicable.

      (c)         Not Applicable.

      (d)         Not Applicable.

      (e)         Not Applicable.

      (f)         Not Applicable.

      (g)         Not Applicable.

      (h)         Not Applicable.


         *  already filed with the Commission on September 7, 2001.

         ** filed herewith.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2001

                                       Corona Investments Corporation
                                       a Netherlands Antilles Corporation

                                       By:     /s/Russell S. Molina
                                               ----------------------------
                                       Name:   Russell Molina
                                               ----------------------------
                                       Title:  Attorney-in-Fact
                                               ----------------------------